Exhibit 99.1

VivoPower International PLC Announces Initiation of Research Coverage by A.G.P./Alliance Global Partners

LONDON, April 4, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) announced today that A.G.P./Alliance Global Partners has initiated research coverage on the Company with an initial “Buy” recommendation and price target of $5.00 per share.

The initiation report, written by Jeffrey Campbell, Managing Director, Equity Research, Alternative Energy, Energy, and Sustainability Research, A.G.P., was published on March 31, 2022, and can be obtained by contacting Jonathan Kurtin, Head of Equity Sales, A.G.P., at jkurtin@allianceg.com.

The Company was not involved in the preparation of the research report and therefore expressly does not adopt or endorse any such advice or report. Please note that any opinions, estimates, or forecasts regarding the performance of the Company and its management made by A.G.P./Alliance Global Partners are theirs alone and do not represent the opinions, estimates, or forecasts of the Company or its management.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

About A.G.P./Alliance Global Partners

Headquartered in New York City, A.G.P./Alliance Global Partners is an institutional investment banking firm with a strong sales/trading presence, in addition to its research and investment banking arms.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell